ORIGIN AGRITECH LTD
No. 21 Sheng Ming Yuan Road
Changping District, Beijing
China  102206

June 9, 2010

Mail Stop 3561
US Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:	Origin Agritech Ltd.
Registration Statement on Form F-3
File No. 333-166236

Ladies and Gentlemen:

In connection with the Registration Statement on Form F-3 (File  No. 333-166236)  of Origin Agritech Ltd. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effective date of said Registration Statement to 3:00 p.m. on June 11, 2010, or as soon thereafter as practicable.

In connection with the Registration Statement, the Company acknowledges that:

(1)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

ORIGIN AGRITECH LTD.

By:	/S/ Irving Kau
Name: Irving Kau
Title: Acting CFO